Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-159107
Final Term Sheet
5.750% Fixed Rate Notes due 2021

Issuer:	Ford Motor Credit Company LLC

Size:	$1,250,000,000

Maturity:	February 1, 2021

Coupon:	5.750%

Reoffer Yield:	5.750%

Trade Date:	February 2, 2011

Issue Date:	February 7, 2011

Settlement Date:	February 7, 2011 (T+3)

Price to Public:	100.000% of principal amount

Proceeds (Before Expenses) to Issuer:	$1,234,375,000 (98.750%)

Interest Payment Dates:	Semi-annually on each February 1 and August 1, beginning August 1, 2011

Joint Bookrunners:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated

Co-Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc.

CUSIP/ISIN:	345397 VR1 / US345397VR12

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Deutsche Bank Securities Inc., toll-free at 1-800-503-4611; J.P. Morgan Securities LLC, collect at 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322; or Morgan Stanley & Co. Incorporated, toll-free at 1-866-718-1649.